FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, November 22, 2012

Ger. Gen. No. 162 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you of the following significant event.  On  November 21, 2012 the Company received a communication from AFP Habitat S.A., AFP Planvital S.A., AFP Provida S.A., AFP Capital S.A., AFP Cuprum S.A. and AFP Modelo S.A., all of them shareholders of Enersis S.A. altogether representing 13.63% of the Company’s voting shares.  Through this communication, (which is enclosed to this letter), the above-mentioned shareholders request the summoning of an additional Extraordinary Shareholders’ Meeting of Enersis S.A. to be held before the Extraordinary Shareholders’ Meeting already summoned by the Board of Directors for December 20, 2012 at 12: 30 hours.

Likewise, I hereby also inform that given the request submitted by the above-indicated shareholders, and in accordance with the provisions of article 58 N°3 of the Chilean Companies Act, Law 18,046, the Enersis Board of Directors in an extraordinary meeting held this afternoon, agreed to summon to an Extraordinary Shareholders’ Meeting “to be duly apprised about the reasons of the Board of Directors and of each one of its members, with regard to the decision of summoning to an Extraordinary Shareholders’ Meeting to approve a capital increase payable in kind and in cash, as proposed by the controlling shareholder and, in particular, to inform:

a)            about which will be the proposal of the Board of Directors or of  each of its members with respect to the exchange ratio between the Enersis’ new shares representing the capital increase and the package of assets to be contributed by the controlling shareholder, as well as the reasons that would justify the convenience of such proposals, both for the Company and for all its shareholders, as well as the manner in which such proposals would allow compliance with the provisions of article 30 of Law No 18,046;

b)            about the reasons for which Board Members have had to propose a floor or minimum value of the assets with which the controlling shareholder intends to pay the capital increase;

c)            about the reasons of the Board of Directors and its members that would justify the convenience of materializing a capital increase that would exceed the amount of assets that the controlling shareholder intends to contribute to the Company; and,

d)            to inform and explain the provisions of the ADR Deposit Agreement on the use of non-voting ADRs and the manner in which to exercise the votes of the referred ADR holders.

Such Extraordinary Shareholders’ Meeting will be held on December 14, 2012 at 12:30 hours at the Enersis Group’ Stadium located in Carlos Medina Street No 858, Independencia, Santiago.

Sincerely yours,

Massimo Tambosco

Deputy General Manager

cc.:

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

Santiago, November 20, 2012

Mr. Pablo Yrarrázaval V.

Chairman of the Board of Directors

Enersis S.A.

SANTIAGO

Dear Sir,

In accordance with article 58 No 3 of the Chilean Companies Act, Law 18,046, through your person we ask Enersis’ Board of Directors to summon as soon as possible, an Extraordinary Shareholders’ Meeting, which in any case must be carried out before the extraordinary shareholders’ meeting already summoned by that Board of Directors for December 20, 2012.

The purpose of this Extraordinary Shareholders’ Meeting is to be duly apprised about the reasons of the Board of Directors and of each one of its members, with regard to the decision of summoning to an Extraordinary Shareholders’ Meeting to approve a capital increase payable in kind and in cash, as proposed by the controlling shareholder and, in particular, to inform:

a)       about which will be the proposal of the Board of Directors or of  each of its members with respect to the exchange ratio between the Enersis’ new shares representing the capital increase and the package of assets to be contributed by the controlling shareholder, as well as the reasons that would justify the convenience of such proposals, both for the Company and for all its shareholders, as well as the manner in which such proposals would allow compliance with the provisions of article 30 of Law No 18,046;

b)       about the reasons for which Board Members have had to propose a floor or minimum value of the assets with which the controlling shareholder intends to pay the capital increase;

c)       about the reasons of the Board of Directors and its members that would justify the convenience of materializing a capital increase that would exceed the amount of assets that the controlling shareholder intends to contribute to the Company; and,

d)       to inform and explain the provisions of the ADR Deposit Agreement on the use of non-voting ADRs and the manner in which to exercise the votes of the referred ADR holders.

Such Extraordinary Shareholders’ Meeting will be held on December 14, 2012 at 12:30 hours at the Enersis Group’ Stadium located in Carlos Medina Street No 858, Independencia, Santiago.

Sincerely yours,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 22, 2012